SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F  O  R  M   6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 40-F ☐     Form 20-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

No ☒ Yes ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Nexus Telocation Systems Ltd. Announces Binding Term Sheet for the
purchase of Pointer (Eden Telecom Group) Ltd.

Givatayim, Israel, March 10, 2004. Nexus Telocation Systems Ltd. (OTC Bulletin Board: NXUS.OB), a leading provider of Stolen Vehicle Retrieval services, announced today signing of a binding Term Sheet with the shareholders of Pointer (Eden Telecom Group) Ltd., its operator in Israel, to purchase 100% of the issued share capital of Pointer in exchange for shares and warrants of Nexus in an amount equal to approximately 27% of the issued share capital on a fully diluted basis, post transaction.

The completion of the transaction is subject to the approval of the shareholders of the Company, banks and other governmental authorizations.

The transaction reflects the Company’s policy not only to serve as a technology company but also as an operator. Upon the completion of the purchase of Pointer both Nexus and Pointer will be able to effectively serve their common goals.

Pointer is a communication company specializing in providing location services for vehicles and persons through a communication network deployed throughout Israel. The network is capable of command and control services, telemetria and transfer of wireless data. The main product of Pointer is a sophisticated system for the protection and location of vehicles. The products of Pointer are based on Nexus’ technologies. The product includes a distress button which is an integral part of the system which allows to immediately alert, from the vehicle, assistance services from a twenty four hours manned telephone service center, which locates the vehicle and immediately sends to it the required service. The Pointer systems also allows personal location of the vehicle through the internet, through a personal code, at any given time, through the Pointer website – www.pointer4u.co.il.

Pointer has approximately 50,000 subscribers. Revenues for the year 2003 of Pointer were NIS 44.3 million, representing an increase of 15% compared to the year 2002 and operating profits of NIS 1.5 million.

Arik Avni, CEO of Nexus, added “Pointer as Tracsat – Nexus’ subsidiary in Argentina which serves 20,000 subscribers, will be another operator owned by Nexus., The know-how and experience of Pointer, managed by Giora Inbar, Pointer’s CEO, will contribute to our capabilities to lunge new operations in the future.”

Nexus Telocation Systems Ltd. develops, manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies deployed in Stolen Vehicle Retrieval applications.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.
Contact: Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111 e-mail: ronens@nexus.co.il

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Arik Avni —————————————— Arik Avni CEO

Date: March 11, 2004